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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 WATERS EDGE
(No. and Street)

VALLEY COTTAGE	NEW YORK	10989
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AL ROMEU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER FINANCIAL CORP, as of DECEMEBR 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Parker Financial Corp
Valley Cottage, New York

Gentlemen:

I have audited the balance sheet of Parker Financial Corp. as of December 31, 2008 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, I have examined the supplementary schedules on pages 7 and 8 and in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
April 7, 2009

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash	$ 320
Due from Broker	113,707
Securities	295
	114,322
Fixed Assets:	4,245
Accumulated Amortization	4,245
	0
Other Assets:	
Loan receivable	15,000
	$ 129,322

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 10,639
Accrued Expenses	27,871
Due to Broker	295
	38,805
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,274,052
Retained Earnings	(1,068,635)
Treasury Stock	(115,000)
	90,517
	$ 129,322

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commission Income	$ 362,667
Other Income	118,164
Interest Income	776
	481,607
Expenses:	
Clearing Fees	73,270
Regulatory Fees	21,901
Salaries	58,088
Communication	4,896
Commissions	165,977
Interest	11
Professional Fees	19,543
Office	16,228
Rent	2,475
Insurance	836
Miscellaneous	14,101
Taxes	200
Travel and Entertainment	4,970
Deprecation	497
	382,993
Net (Loss)	98,614
Deficit: Beginning of Year	(1,167,249)
Deficit: End of Year	$(1,068,635)

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Profit	$ 98,614
Adjustments to reconcile net income to Net cash provided by operating activities:	
Depreciation and Amortization	497
(Increase) Decrease in Due from Broker	(46,839)
(Increase) in Securities	(295)
(Increase) Decrease in Prepaid Expenses	14,579
Increase (Decrease) in Accounts Payable	(420)
Increase (Decrease) in Due to Broker	242
Increase (Decrease) in Accrued Expenses	16,910
Net cash provided by (used for) Operating activities	83,288
Cash Flows from Financing Activities:,	
Loan Payable	(4,500)
Loan Receivable	(15,000)
Additional paid in capital	(63,535)
Net cash provided by financing activities	(83,035)
Net (Decrease) in Cash	253
Cash Balance Beginning	67
Cash Balance Ending	$ 320

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	$ 100	$1,337,587	$(1,167,249)	$(115,000)
Capital Withdrawal		(63,535)		
Net Profit	-	-	98,614	-
Ending Balance	$ 100	$1,274,052	$(1,068,635)	$(115,000)

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Parker Financial Corp. (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - CONTINGENT LIABILITIES:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2008, the Company's net capital was $69,765 in excess of the required minimum.

NOTE 4 - LOAN RECEIVABLE

Loan to owner	$ 15,000

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

Computation of Net Capital:

1.	Total Ownership Equity	$ 90,517
2.	Less: Ownership Equity not allowed for Net Capital	15,000
		75,517
3.	Less: Haircuts on Securities	752
4.	Net Capital	$ 74,765

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6 2/3% Aggregate Indebtedness)	$ 2,588
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	74,765
5.	Excess Net Capital	$ 69,765

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 38,805
7.	Non Aggregate Indebtedness	-
		$ 38,805

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2008

Audited Net Capital	$ 74,765
Net Capital per Focus Part IIA	89,981
Difference	$(15,216)

Accounts Payable	$(3,000)
Commissions Payable	(7,091)
Accrued Expenses	(5,125)
	$(15,216)

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

April 7, 2009

To the Board of Directors of
Parker Financial Corp
Valley Cottage, New York

Gentlemen:

I have examined the Financial Report of Parker Financial Corp as required by the Financial Industry Regulatory Authority as of December 31, 2008 and have issued a report thereon dated April 7, 2009. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2008 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Based on study and evaluation of the system of internal accounting control for the year ended December 31, 2008 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, I believe that the company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
April 7, 2009